Dope Coffee Company LLC- Offering Video Transcript

Hey what's going on, I'm Creative Mike The Rapper. I'm the CEO and the Founder of Dope Coffee Company, and this is our pitch for our 2021 Regulation CF crowdfund raise. At Dope Coffee, man look, we got a vision of educating and informing the culture at large through coffee and hip-hop. Oftentimes in the world people don't want to talk, but we feel like what we do with art and with our product, it just creates an environment where conversation can happen and that's ultimately our mission to use this mindset to really infiltrate and take over the specialty coffee game. The coffee industry right now is set up as such where, you know, people like myself, black people, people of color haven't always been included in the main narrative, and so, when I look at how do you approach the game, I approach it from around hip-hop. You want to take number one on the chart, and that's what we're doing here at Dope Coffee.

You know the industry is just becoming more and more disconnected from the customer, because the coffee industry doesn't understand culture right. When you look at the best brands in coffee, when you look at the best brands in hip-hop, what they understand is what moves the people down on the pavement, what makes the people connect to it, resonate with it and want to continue being a part of that experience. I think at Dope Coffee we offer a fresh perspective in the coffee industry. When you look at the at the industry at large you'll have a company like Starbucks, for example, that's a very big lot of brick and mortar, but that's not what people are looking to connect to right now. We are saying we're the best way to make coffee at home. We want people to be comfortable where they live, with the tools that they have to be able to know that they can make a great cup of coffee every single day. We focus primarily on African and Central American coffees. We created this coffee lineup because as you know we surveyed and we sampled our target population, and those bold fruity aromas from the African coffees and Central American coffees really lined up well with their taste palates. One of the products that we're most proud of is the Ethiopian Dripp. This is a coffee and hip-hop product that we created at Dope Coffee. We paired it with a hip-hop album that I did, and we focused on connecting it with Ethiopian coffee, an african sidamo, medium roasted bean. It has had really good customer engagement so far and we think it is the future of what coffee and hip hop really means.

So when you're thinking about the specialty coffee game you gotta think about how do we move beyond whole bean coffee and ground coffee. One of the trends and demographics that I've been following is how 18 to 25 year olds consume coffee, and when you look at it, the ready to drink market is taking off. So here at Dope Coffee we want to innovate, really the same way that rap snacks did, by taking our canned coffee and can tea line up and pairing that with this hip-hop imagery, pairing that with hibiscus and really creating these very distinct and unique beverage products that can be grabbed on the go. That's how we plan on innovating and moving beyond what the specialty coffee game is currently doing. First we got to expand our manufacturing footprint.

So a big part of this raises is to help with the infrastructure that supports Dope Coffee from a logistics standpoint, and so we're looking at purchasing $300,000 worth of inventory. One of the issues that we've always had is that if we want to do big transactions we got to be able to have the products on hand in order to ship. So inventory is big. Next is marketing and advertising. Last year we ran a very lean budget in terms of marketing and advertising and even with that we were able to grow our customer base to over 7000 customers. So now we want to take that success and invest heavily in audience growth and that should really catapult us into being a household name. Other than that we have some simpler things that we want to do like activate our local delivery here in Atlanta, which means purchasing two delivery vans. We want to focus on bringing in additional sales reps and a national sales manager. That's really going to help push the revenues over the top. We have a very good use of proceeds planned in order to best utilize the capital that we raise, but ultimately manufacturing and marketing.That was going to be the two keys I

want you to invest in Dope Coffee because it's a great deal. You get to put your money somewhere where it's in the hands of a dedicated and professional team, but you also get to invest in a brand that's going to make a huge impact on the culture and that is a return that really can't be overrated. I got a lot of faith and I got a lot of confidence in the team here at Dope Coffee and I know that with your investment we'll really be able to take this brand over the top and truly live up to our potential of being the best coffee company in America.